News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

For Immediate Release

FORDING TO ADDRESS CIBC WORLD MARKETS
INSTITUTIONAL INVESTOR CONFERENCE

CALGARY, February 14, 2006 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that Jim Popowich, President, will address the CIBC World Markets 2006 Institutional Investor Conference in Whistler, British Columbia on Thursday, February 16, 2006 at 4:05 p.m. (Pacific standard time).

There will be a live audiocast of the presentation on the Internet via our website home page at www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Catherine Hart

Investor Relations Analyst

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca